UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, August 5, 2022

Messrs.

BUENOS AIRES STOCK EXCHANGE

Messrs.

NATIONAL SECURITIES COMMISSION

Issuers Division

Dear Sirs,

In compliance with the provisions of section 63 of the Listing Regulations of Bolsas y Mercados Argentinos S.A., I hereby inform you that at this Company’s Board of Directors meeting held today, the following documents were approved: Condensed Interim Financial Statements, Statement of Financial Position, Statement of Comprehensive Income (Loss), Statement of Changes in Equity, Statement of Cash Flows, Notes to the Financial Statements and Informative Summary, relating to the six-month interim period ended June 30, 2022.

The amounts disclosed below are stated in millions of Argentine pesos and arise from the Condensed Interim Financial Statements:

Period ended

June 30, 2022

Loss for the period

Other comprehensive income for the period

Total comprehensive loss for the period

Detail of Equity

Furthermore, and as required by sub-sections 6), 7) and 8) of section 62, we inform the following:

The class “A” shares are owned by Empresa de Energía del Cono Sur S.A., domiciled at Maipú 1252, 12th Floor, of the City of Buenos Aires. Such shares were transferred on June 30, 2021 after the share purchase and sale agreement entered into on December 28, 2020 was approved by the ENRE on June 23, 2021. The class “B” shares are currently listed on the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. As of June 30, 2022, the Company had 30,994,291 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina in its capacity as trustee of the Company Employee Stock Ownership Program, remains outstanding.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

Silvana E. Coria
Officer in charge of Market Relations

(1)	Includes 31 relating to treasury shares.
(2)	Includes 1,623 relating to treasury shares.
(3)	Includes 242,999,553 shares held by Sustainability Guarantee Fund (ANSES-FGS Law No. 26,425).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 8, 2022